FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2002


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X    Form 40-F
                                       ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes      No  X
                                      ---      ---

      Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K:

      Exhibit 99.1: a press release dated December 11, 2002, announcing the results of the Company's operations for the third quarter ending September 30, 2002.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Korea Thrunet Co., Ltd.



Date: December 12, 2002                   By:   /s/  Seok Joong Yoon
                                             -----------------------------------
                                          Name:  Seok Joong Yoon
                                          Title: Senior Executive Vice President

                                  EXHIBIT INDEX



Exhibit     Description
-------     -----------

99.1 a press release dated December 11, 2002, announcing the results of the Company's operations for the third quarter ending September 30, 2002.